Correspondence

NEW FRONTIER ENERGY, INC.
1789 W. Littleton Blvd., Littleton CO 80120

TEL: 303-730-9994 x 226
FAX: 303-730-9985
email: lbates@nfeinc.com

April 14, 2008

VIA FASCIMILIE AND EDGAR

Laura Nicholson
Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	New Frontier Energy, Inc. Pre-Effective Amendment No. 3 to Form S-1 originally filed on Form SB-2 (SEC File No. 333-144986)

Dear Ms. Nicholson,

        On behalf of New Frontier Energy, Inc. (the “Registrant”), I hereby request that Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 originally filed on Form SB-2, SEC File No. 333-144986 (the “Registration Statement”) become effective at 5:00 p.m. (EDT) on Monday, April 14, 2008, or as soon thereafter as possible.

        The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Registrant or any person under the federal securities laws of the United States.

Sincerely, /s/ Less Bates Les Bates, Secretary